n.a. 8/19

SEC 09042041 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~000628~~ 2428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 8/19

OATH OR AFFIRMATION

We, Howard Hammond and Brian T. Parker, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fifth Third Securities, Inc. for the year ended December 31, 2008, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Financial & Operations Principal

Subscribed and sworn to before me
this 26 day of Feb., 2009

Elizabeth Penning
Notary Public

NOTARIAL SEAL
STATE OF OHIO

ELIZABETH PENNING
Notary Public, State of Ohio
My Commission Expires 11-06-10

This report contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Shareholder's Equity
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 [not applicable]
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [not applicable]
(x) (l) An Oath or Affirmation
( ) (m) Copy of the SIPC Supplemental Report [not required]
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Fifth Third Securities, Inc.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of December 31, 2008, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SEC File Number 8-000628

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202-4136
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

Assets	
Cash segregated for the exclusive benefit of customers	$ 16,043,347
Receivable from clearing broker	13,387,010
Other receivables	5,381,724
Securities owned - at market value	434,151,415
Property and equipment - net of $1,986,507 accumulated depreciation	858,286
Goodwill	47,390,353
Intangible assets	418,000
Deferred tax - net	3,887,378
Other assets	2,711,630
Total Assets	$ 524,229,143
Liabilities and Shareholder's Equity	
Accounts payable	$ 395,917
Payable to clearing broker	42,434,009
Payable to Parent Company	5,447,377
Other liabilities	18,183,308
Note payable to Parent Company	271,069,837
Securities sold - not yet purchased	978,266
Subordinated liabilities	150,000
Total Liabilities	338,658,714
Shareholder's Equity	
Capital stock, $100 par value — authorized — 17,375 shares, issued and outstanding — 7,619 shares	761,900
Additional paid-in capital	182,943,414
Retained earnings	1,865,115
Total Shareholder's Equity	185,570,429
Total Liabilities and Shareholder's Equity	$ 524,229,143

See Notes to Statement of Financial Condition.

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (SEC). The Corporation is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation is a wholly-owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is, in turn, a wholly-owned subsidiary of a wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp").

In its capacity as a broker-dealer, the Corporation executes principal transactions, agency transactions and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the midwestern and southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through its clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprising of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The accompanying financial statements are presented on the accrual basis of accounting.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation — Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 30 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Recently Issued Accounting Pronouncements —In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value by clarifying the exchange price notion presented in earlier definitions and providing a framework for measuring fair value. SFAS No. 157 also expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years

beginning after November 15, 2007. The adoption of this Statement on January 1, 2008 did not have a material effect on the Corporation's financial statements.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash segregated for the exclusive benefit of customers represents cash deposited in a special reserve bank account for the benefit of customers as required by Rule 15c3-3(e) under the Securities Exchange Act of 1934. At December 31, 2008, $16,043,347 was segregated under these requirements, which was $13,973,371 in excess of its required reserve of $2,069,976.

4. SECURITIES TRANSACTIONS

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value, with related changes reflected in results of operations for the period. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Corporation. At December 31, 2008, non-marketable securities owned and non-marketable securities sold — not yet purchased consisted of corporate bonds.

Total securities at December 31, 2008, consist of the following:

	Owned	Sold — Not Yet Purchased
Marketable securities:		
State and municipal obligations	$321,243,169	$ 221,533
Corporate obligations	71,187,025	52,821
Money market investments	29,151,483	443
US government obligations	4,207,372	-
Commercial paper, bankers acceptances, CDs	2,909,978	2,968
Stocks and warrants	649,970	-
Futures	-	299,101
Non-marketable securities	4,802,418	401,400
Total marketable and non-marketable securities	$434,151,415	$ 978,266

Securities transactions are recorded in the accounts on a trade-date basis.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's

clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2008:

Deferred tax assets:	
Deferred compensation	$2,902,970
Deferred income/expense	650,393
State deferred taxes	238,089
Other	920,892
Total deferred tax assets	4,712,344
Deferred tax liabilities:	
Prepaid expenses	461,580
Goodwill and intangibles	146,300
Other	217,086
Total deferred tax liabilities	824,966
Total net deferred tax asset	$3,887,378

The Corporation adopted the provisions of FASB Interpretation No. 48 (FIN 48) on January 1, 2007. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to be recognized in the financial statements. The implementation of FIN 48 did not impact the Corporation's financial statements. As of December 31, 2008, there were no unrecognized tax benefits. Any interest and penalties incurred in connection with income taxes are recorded as a component of tax expense.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008, consists of the following:

Furniture and equipment	$ 1,408,133
Premises	758,567
Software	359,777
Leasehold improvements	206,666
Land	111,650
Total	2,844,793
Less accumulated depreciation	1,986,507
Property and equipment — net	$ 858,286

8. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2008, the Corporation had goodwill of $47.4 million and intangible assets of $1.1 million less accumulated amortization of $682,000. Intangible assets consist of customer lists and are amortized on a sum-of-years'-digits basis over 10 years.

SFAS No. 142, *Goodwill and Other Intangible Assets*, discontinued the practice of amortizing goodwill and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Corporation completed its most recent annual goodwill impairment test required by this Statement as of September 30, 2008, and determined that no impairment existed.

During the fourth quarter of 2008, the Bancorp experienced a sustained, significant decline in its stock price, which was primarily attributable to the continuing economic slowdown and increased market concern surrounding financial services companies' credit risks and capital positions. Therefore, the Corporation performed an interim goodwill impairment test as of December 31, 2008 and determined that no impairment existed.

9. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Corporation adopted SFAS No. 157, which provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or

liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

As of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Fair Value Measurements Using Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Securities owned – at market value	$652,001	$433,499,414	-	$434,151,415
Total assets	$652,001	$433,499,414	-	$434,151,415
Liabilities:				
Securities sold, not yet purchased	$299,101	$679,165	-	$978,266
Total liabilities	$299,101	$679,165	-	$978,266

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial instruments measured at Level 1
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned – at market value include stocks and warrants, which are valued based on market transactions involving identical assets that are actively traded. Level 1 securities within securities sold, not yet purchased include futures, which are valued based on actual derivative contracts.

Financial instruments measured at Level 2
If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned – at market value and securities sold, not yet purchased include: state and municipal obligations valued based on bonds with similar characteristics, corporate obligations and non-marketable securities that are both valued utilizing an Option Adjusted Spread model, money market investments valued based on money market rates from various primary dealers, U.S. Government obligations valued utilizing a matrix-based approach and discounted cash flows, while commercial paper, bankers acceptances, CDs are valued utilizing a matrix-based approach.

Short-term financial assets and liabilities
The fair values of the receivable from clearing broker and payable to clearing broker and the payable to the Parent Company approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation uses free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments are included within securities sold, not yet purchased. Derivative instruments the Corporation may use include futures contracts based on 10 year Treasury notes and U.S. bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield.

As of December 31, 2008, the Corporation had derivative contracts with a notional amount of $4,700,000 recorded in securities owned. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts. The Corporation minimizes the credit risk through credit approvals, limits and monitoring procedures.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2008, the Corporation's net capital of $64.0 million exceeded its required net capital of $250,000 by $63.8 million.

12. GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Corporation to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Corporation guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Corporation is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent as of December 31, 2008, was $10.1 million. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. RELATED-PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to Parent Company.

The payable to the Parent Company of approximately $5.4 million relates to approximately $8.4 million in total payables consisting of income taxes of $3.3 million, interest of approximately $900,000, trade payables of approximately $400,000 and general payables of $3.8 million. The payables are reduced by receivables from the Parent Company at December 31, 2008, including general receivables of approximately $2.7 million and approximately $300,000 in trade receivables.

Included within securities owned is a money market investment the Corporation has with the Parent Company totaling approximately $29.1 million. All cash segregated for the exclusive benefit of customers recorded on the Statement of Financial Condition as of December 31, 2008, is on deposit with the Parent Company.

On September 26, 2008, the Corporation entered into a Pledge Agreement (Pledge Agreement II) with the Parent Company. Under the Pledge Agreement II, the Parent Company agreed to extend credit to the Corporation in the principal amount of $1.0 billion. Interest is paid monthly at the Federal Funds Rate plus 3.375 basis points, which was 3.47% at December 31, 2008. The note is due September 25, 2009 and is secured by the securities owned by the Corporation. The Corporation had outstanding borrowings on this note totaling approximately $271.1 million at December 31, 2008, which is recorded as a note payable to the Parent Company.

On May 1, 2008, the Corporation entered into an Amended and Restated Pledge Agreement (Pledge Agreement I) with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $100.0 million. This note was replaced by the previously mentioned Pledge Agreement II in September 2008.

On September 23, 2008, the Corporation entered into a Contribution Agreement with the Parent Company. Under the Contribution Agreement, the Parent Company agreed to transfer and convey a cash contribution to the Corporation in the amount of $50 million. The Corporation recorded this contribution as additional paid-in-capital at December 31, 2008.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is approximately $7.5 million. Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, a haircut is taken on the fidelity bond deductible when calculating the Corporation's net capital.

14. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The obligations classified as subordinated liabilities represent amounts due under agreements with certain executives providing for payments of deferred compensation benefits.

15. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rentals totaling $20,238 and due during 2009.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2008, will not materially impact the Corporation's financial statements.

At December 31, 2008, the Corporation had an examination pending with the Enforcement Division of FINRA. Management has considered the status of the examination and has recorded a $2.5 million reserve in accordance with SFAS No. 5, *Accounting for Contingencies*. The reserve is reflected within Other Liabilities on the Statement of Financial Condition.

The Corporation serves as a remarketing agent to the Bancorp, which facilitates financing for its commercial customers, consisting of companies and municipalities, by marketing variable rate demand notes (VRDNs) to investors. The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $4.2 billion of VRDNs at December 31, 2008. As remarketing agent, the Corporation is responsible for finding purchasers for VRDNs that are put by investors. At December 31, 2008, The Corporation held $388 million of these securities in its portfolio and classified them as securities owned – at market value.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2008, the Corporation had no commitments outstanding.

* * * * * *

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202-4136
USA

Tel: +1 513 784 7100
www.deloitte.com

February 27, 2009

Fifth Third Securities, Inc.
38 Fountain Square Plaza
Cincinnati, OH 45263

In planning and performing our audit of the financial statements of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on these financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP